

September 5, 2014

Via E-mail
C. Bradford Richmond
Chief Financial Officer
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, Florida 32837

      Re: **Darden Restaurants, Inc.**
                Form 10-K for the Year Ended May 25, 2014
                Filed July 18, 2014
                File No. 001-13666

Dear Mr. Richmond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended May 25, 2014

Exhibit 13

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 29
Segment Reporting, page 37

1. With the pending sale of Red Lobster in first quarter of fiscal 2015 and the declining performance of the Olive Garden restaurant brand as evidenced by decreases in year over year sales and average same-restaurant sales in contrast to corresponding increases within the specialty restaurant group (SRG) and Longhorn Steakhouse, it appears the economic characteristics between the Olive Garden, LongHorn Steakhouse and SRG may be diverging rather than converging. We also note the SRG's business has continued to

grow and represents a more significant amount of total sales than prior periods, 19.6% in fiscal 2014 as compared to 7.8% in fiscal 2012. Further, blended restaurant sales for SRG increased 1.6% year over year, and all individual restaurant brands which comprise SRG experienced increases in same-restaurant sales and average annual sales per restaurant, except for the Seasons 52 brand. You indicate in your June 20, 2014 earnings call that your strategic action plan will focus on, among other items, increasing the SRG footprint as evidenced by the planned opening of 16 of the 37 new restaurants in fiscal 2015 under SRG brands and to grow total SRG sales by more than $1 billion over the next 5 years. You also state during the call that you do not expect operating margins for Olive Garden to expand as much as other restaurant brands. In this regard, please tell us if and how you have considered these factors when evaluating whether your operating segments continue to possess similar economic characteristics and meet the criteria for aggregation under ASC 280-10-50. As part of your response, please include your updated analysis, including the profitability measure used by management to assess operating performance for each brand. We may have further comment upon receipt of your response.

Note 16 – Income Taxes, page, 51

2. Reference is made to the line item "Other, net" in your tax rate reconciliation on page 52 representing a reduction of 6.9% to your income tax rate. Based upon your disclosure within MD&A it appears the decrease is related, in part, to a favorable adjustment related to the deduction of ESOP dividends for the current and prior years. In this regard, please describe for us in greater detail the nature of the favorable adjustment and why you believe it is appropriate to adjust for prior year amounts in the current period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief